Anthony J. McCusker 650.752.3267 AMcCusker@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

September 6, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4720

Attention: Barbara C. Jacobs, Assistant Director

Re:	Imperva, Inc.
Registration Statement on Form S-1
File No. 333-175008

Ladies and Gentlemen:

This letter is being furnished on behalf of Imperva, Inc. (the “Company”) in response to comments contained in the letter dated September 2, 2011 (the “Letter”) from Barbara C. Jacobs, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Shlomo Kramer, President and Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on August 19, 2011. Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on September 6, 2011.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 3 as marked. Copies of this letter and its attachments will also be provided to Jaime John, Patrick Gilmore and Evan Jacobson of the Commission.

United States Securities and Exchange Commission

September 6, 2011

Form S-1

General

1.	We received your correspondence dated September 1, 2011. As we have not had an opportunity to process this correspondence, additional comments may be forthcoming.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not included the information contained in the correspondence dated September 1, 2011 in Amendment No. 3. The Company will include such information after the Staff has had an opportunity to process the correspondence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics of Our Business, page 47

2.	We reissue prior comment 4; please revise to discuss management’s views regarding the changes in the key business metrics during the covered time periods. For example, you state that you track your loss from operations to assess how effectively you are planning and monitoring your operations and controlling your operational costs, but do not appear to have included any discussion of management’s analysis regarding the same.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 58 and 61

Products

Web Application Security, page 92

3.	The supplemental material provided in response to prior comment 6 states that you are the leading “independent” WAF vendor. Please explain to us how this supports your claim that your web application firewall is an “industry leading” solution rather than the leading solution among independent WAF vendors, or revise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 93 to state that “We believe that our web application firewall (“WAF”) product is an industry leading solution for protecting web assets from application attacks”. The Company’s belief is based upon the support previously provided to the Staff, including the industry report and the Information Security Magazine review included in tabs 8 and 17, respectively, of the supplemental materials provided to the Staff on July 28, 2011.

United States Securities and Exchange Commission

September 6, 2011

Financial Statements

Note 14 – Other Equity Issuances

Common Stock Subject to Repurchase, page F-39

4.	We note your response to prior comment 13 and the additional disclosure added on page 116, which indicates that the shares issued to Mr. Kramer were not stock options. Additionally, we note that Mr. Kramer purchased the shares at fair value. Please provide a more detailed analysis to support recording compensation expense, as your reference to ASC 718-10-55-31 applies to stock options, and tell us how you determined the amount of compensation expense to record considering these shares were issued at fair value.

RESPONSE: The Company respectfully advises the Staff that its existing stock option plan provides employees with the ability to “early exercise” stock options. Early exercise allows employees to exercise a stock option (i.e., remit cash consideration for the exercise price) in exchange for stock before the requisite service has been provided (i.e., before the award is vested). Early exercise is typically used to achieve a more favorable U.S. federal income tax position.

Although the employee, upon early exercise, is deemed to own the shares issuable upon the exercise of the stock option for income tax purposes, the employee has exercised the stock option before he or she actually vests in the stock option under its original terms. Consequently, the restricted stock received by the employee upon exercise contains a repurchase provision by the Company contingent on the employee’s termination of service with the Company. The repurchase provision enables the Company to recover the shares without transferring any appreciation to the employee if the employee terminates employment before the end of the original vesting period. These arrangements are structured such that the repurchase price is equal to the original exercise price of the stock option.

Similar economics result from the outright sale of shares subject to repurchase rights similar to those discussed above for stock options that are early exercised. Essentially, such a sale is equivalent to the grant and immediate early exercise of a stock option.

The Company believes the accounting for early exercises and other sales of stock subject to repurchase features is addressed in Accounting Standards Codification (ASC) 718-10-55-31, which states that: “Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received on exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.”

United States Securities and Exchange Commission

September 6, 2011

As discussed in Issue 33 of Emerging Issue Task Force Issue 00-23 (although superseded by ASC 718, Issue 33 provides useful analogous guidance that generally is consistent with ASC 718-10-55-31), the employer is expected to exercise the repurchase right when the employee terminates regardless of whether the stock price is greater than or less than the exercise price at the date on which the employee terminates. Consequently, the early exercise by an employee of a stock option is not considered to be a substantive exercise for accounting purposes, and therefore, the payment received by the employer for the exercise price should be recognized as a liability.

As such, the Company determined the fair value of the shares granted to Mr. Kramer using the Black-Scholes Merton model similar to any other option grant and is recording the resulting stock-based compensation expense over the vesting period of the shares.

5.	Additionally, we note the disclosure added on page 129 that describes offer letters to Messrs. Strohm and Slootman during July 2010. Please tell us how these offers differ from the shares issued to Mr. Kramer. Also clarify whether Messrs. Strohm and Slootman purchased their shares and tell us the price they paid for the shares.

RESPONSE: The Company respectfully advises the Staff that there was a typographical error in the Registration Statement as the offer letters were entered into in July 2011 rather than 2010. Messrs. Strohm and Slootman’s offers to purchase stock were the same as that provided to Mr. Kramer except that the former: (i) were granted under the Company’s stock option plan, (ii) included lapsing repurchase rights over a different period of time and (iii) were not tied to involuntary termination with respect to lapsing repurchase rights in connection with a change of control. Mr. Strohm purchased his shares on August 31, 2011 and Mr. Slootman purchased his shares on September 2, 2011, each at $5.35 per share. The Company plans to account for these grants in a similar manner as described above in comment 4 with respect to Mr. Kramer’s shares.

Exhibit List

6.	It does not appear that you plan to file your offer letter agreements with Messrs. Strohm and Slootman as exhibits. Please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

RESPONSE: The Company respectfully submits that it does not believe that the offer letter agreements with Messrs. Strohm and Slootman are required to be filed under Item 601(b)(10) of Regulation S-K. Although the Company has previously characterized the offer letters as “agreements” in the Registration Statement, the offer letters provide that the terms are subject to any necessary board of director and stockholder approvals. The board of directors and the stockholders are not obligated pursuant to the offer letters to elect Messrs. Strohm or Slootman, nor are they obligated to approve any terms set forth in the offer letters. In addition, the Company does not believe the offer letters are material in amount or significance and the Company considers such offer letters for director compensation arrangements that are subject to board and stockholder approval to be made in the ordinary course of business. Accordingly, filing such offer letter agreements would not be helpful disclosure for investors.

United States Securities and Exchange Commission

September 6, 2011

If you require additional information, please telephone the undersigned at (650) 752-3267 or Bradley Bugdanowitz at (415) 733-6099.

Sincerely,

/s/ Anthony J. McCusker

Anthony J. McCusker

cc:	Shlomo Kramer (Imperva, Inc.)
Bradley Bugdanowitz, Esq. (Goodwin Procter LLP)
Jeffrey Saper, Esq. (Wilson Sonsini Goodrich & Rosati, PC)
Rezwan Pavri, Esq. (Wilson Sonsini Goodrich & Rosati, PC)